# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evommune, Inc., CIK 0002044725
CUSIP: 30054Y107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1841 Page Mill Road, Suite 100, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 02/12/2026
Filed by CIK 0001876264
Persons authorized to receive notices and communications: Bas Vaessen, LSP 7 Management B.V., Johannes Vermeerplein 9, Amsterdam, Netherlands (P7), 1071 DV, 31206645500

## Reporting persons
- LSP 7 Cooperatieve U.A. (CIK 0001876264): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 5,288,313; sole dispositive power 0; shared dispositive power 5,288,313; aggregate amount beneficially owned 5,288,313 (14.7% of the class)
- LSP 7 Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 5,288,313; sole dispositive power 0; shared dispositive power 5,288,313; aggregate amount beneficially owned 5,288,313 (14.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Evommune, Inc.
Address of issuer's principal executive offices: 1841 Page Mill Road, Suite 100, Palo Alto, California (CA), 94304
Comment:
Explanatory Note

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on November 14, 2025 (as amended to date, the "Schedule 13D"), relating to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of Evommune, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

February 2026 Securities Purchase Agreement

On February 12, 2026, the Issuer entered into a securities purchase agreement (the "February 2026 Securities Purchase Agreement") with certain institutional accredited investors (the "February 2026 PIPE Investors"), including LSP 7, pursuant to which the Issuer agreed to issue and sell to the February 2026 PIPE Investors in a private placement (the "February 2026 Private Placement") an aggregate of 4,494,279 shares of Common Stock (the "Shares") at a price of $27.88 per share. The February 2026 Private Placement closed on February 17, 2026 (the "Closing Date"). LSP 7 purchased 358,680 Shares for total consideration of $9,999,998.40, which was funded through capital contributions from its members.

The foregoing description of the February 2026 Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Securities Purchase Agreement, a copy of which is filed as Exhibit 4 hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Stock as of the date hereof, based on 36,018,372 shares of Common Stock outstanding following the Closing Date.

LSP 7 is the record holder of the shares of Common Stock reported herein and is the beneficial owner of approximately 14.7% of the outstanding shares of Common Stock. LSP 7 Management B.V. is the sole director of LSP 7. The managing directors of LSP 7 Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 5,288,313

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 5,288,313
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 1, during the past 60 days, none of the Reporting Persons nor the Related Persons have effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3 of the Schedule 13D is incorporated by reference herein.

In connection with the February 2026 Private Placement, the Issuer also entered into a Registration Rights Agreement, dated February 12, 2026 (the "February 2026 Registration Rights Agreement"), with the February 2026 PIPE Investors. Pursuant to the terms of the February 2026 Registration Rights Agreement, the Issuer is obligated to prepare and file with the SEC a registration statement on Form S-1 (the "Registration Statement") to register for resale of the Shares within 60 days of the Closing Date and to use its reasonable best efforts to have the Registration Statement declared effective as soon as possible, but no later than 90 days after the initial filing date of the Registration Statement, subject to extension under the terms of the February 2026 Registration Rights Agreement. The Issuer also agreed to use reasonable best efforts to keep such Registration Statement effective until the earlier of the date the Shares covered by such Registration Statement have been sold or may be resold pursuant to Rule 144 without restriction. The February 2026 Registration Rights Agreement includes customary provisions regarding payment of fees and expenses and indemnification.

The foregoing description of the February 2026 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Registration Rights Agreement, a copy of which is filed as Exhibit 5 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 4: Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on February 13, 2026).

Exhibit 5: Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on February 13, 2026).

## Signatures
- LSP 7 Cooperatieve U.A.: By: LSP 7 Management B.V., its sole director, By: /s/ Martijn Kleijwegt, Martijn Kleijwegt, Managing Director (02/19/2026)
- LSP 7 Cooperatieve U.A.: By: LSP 7 Management B.V., its sole director, By: /s/ Rene Kuijten, Rene Kuijten, Managing Director (02/19/2026)
- LSP 7 Management B.V.: /s/ Martijn Kleijwegt, Martijn Kleijwegt, Managing Director (02/19/2026)
- LSP 7 Management B.V.: /s/ Rene Kuijten, Rene Kuijten, Managing Director (02/19/2026)